# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adecoagro S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 28, BOULEVARD F.W. RAIFFEEISEN, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 04/30/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000652
Filed by CIK 0001512171

## Reporting persons
- Route One Investment Company, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,768; sole dispositive power 0; shared dispositive power 1,459,768; aggregate amount beneficially owned 1,459,768 (1.5% of the class)
  Comment: Percentage calculated based on 99,993,156 Common Shares outstanding as of April 4, 2025, as reported in the Form 20-F filed by the Issuer for the fiscal year ended December 31, 2024.
- ROIC, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,768; sole dispositive power 0; shared dispositive power 1,459,768; aggregate amount beneficially owned 1,459,768 (1.5% of the class)
  Comment: Percentage calculated based on 99,993,156 Common Shares outstanding as of April 4, 2025, as reported in the Form 20-F filed by the Issuer for the fiscal year ended December 31, 2024.
- Route One Investment Company, L.P.: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,768; sole dispositive power 0; shared dispositive power 1,459,768; aggregate amount beneficially owned 1,459,768 (1.5% of the class)
  Comment: Percentage calculated based on 99,993,156 Common Shares outstanding as of April 4, 2025, as reported in the Form 20-F filed by the Issuer for the fiscal year ended December 31, 2024.
- Route One Offshore Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,007,621; sole dispositive power 0; shared dispositive power 1,007,621; aggregate amount beneficially owned 1,007,621 (1% of the class)
  Comment: Percentage calculated based on 99,993,156 Common Shares outstanding as of April 4, 2025, as reported in the Form 20-F filed by the Issuer for the fiscal year ended December 31, 2024.
- William F. Duhamel, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,768; sole dispositive power 0; shared dispositive power 1,459,768; aggregate amount beneficially owned 1,459,768 (1.5% of the class)
  Comment: Percentage calculated based on 99,993,156 Common Shares outstanding as of April 4, 2025, as reported in the Form 20-F filed by the Issuer for the fiscal year ended December 31, 2024.
- Jason E. Moment: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,459,768; sole dispositive power 0; shared dispositive power 1,459,768; aggregate amount beneficially owned 1,459,768 (1.5% of the class)
  Comment: Percentage calculated based on 99,993,156 Common Shares outstanding as of April 4, 2025, as reported in the Form 20-F filed by the Issuer for the fiscal year ended December 31, 2024.

## Item 1. Issuer
Name of issuer: Adecoagro S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg, Grand Duchy of Luxembourg

## Item 2. Person Filing
Name of person filing:
Route One Investment Company, L.P. ("Route One")

ROIC, LLC

Route One Investment Company, LLC (the "General Partner")

Route One Offshore Master Fund, L.P. (the "Master Fund")

William F. Duhamel, Jr.

Jason E. Moment

Route One is the investment adviser to investment funds, including the Master Fund (collectively, the "Funds"), and the General Partner is the general partner of one or more of those funds. ROIC, LLC is the general partner of Route One. Mr. Duhamel and Mr. Moment are the control persons of Route One, ROIC, LLC and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the Common Shares except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Master Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Shares covered by this Schedule 13G.
Address of principal business office or, if none, residence:
The principal business office of the reporting persons other than the Master Fund is:

One Letterman Drive, Building D, Suite DM 200, San Francisco, CA 94129

The principal business office of the Master Fund is:

c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106SMB, Grand Cayman, Cayman Islands
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Route One: 1,459,768

ROIC, LLC: 1,459,768

General Partner: 1,459,768

Master Fund: 1,007,621

William F. Duhamel, Jr.: 1,459,768

Jason E. Moment: 1,459,768
Percent of class:
Route One: 1.5%

ROIC, LLC: 1.5%

General Partner: 1.5%

Master Fund: 1.0%

William F. Duhamel, Jr.: 1.5%

Jason E. Moment: 1.5%
Sole power to vote or to direct the vote:
Route One: 0

ROIC, LLC: 0

General Partner: 0

Master Fund: 0

William F. Duhamel, Jr.: 0

Jason E. Moment: 0
Shared power to vote or to direct the vote:
Route One: 1,459,768

ROIC, LLC: 1,459,768

General Partner: 1,459,768

Master Fund: 1,007,621

William F. Duhamel, Jr.: 1,459,768

Jason E. Moment: 1,459,768
Sole power to dispose or to direct the disposition:
Route One: 0

ROIC, LLC: 0

General Partner: 0

Master Fund: 0

William F. Duhamel, Jr.: 0

Jason E. Moment: 0
Shared power to dispose or to direct the disposition:
Route One: 1,459,768

ROIC, LLC: 1,459,768

General Partner: 1,459,768

Master Fund: 1,007,621

William F. Duhamel, Jr.: 1,459,768

Jason E. Moment: 1,459,768

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds hold the Common Shares for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. No individual Fund's holdings of Common Shares are more than five percent of the outstanding Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Route One Investment Company, L.P.: /s/ Jason E. Moment, Managing Member of the General Partner, ROIC, LLC (05/06/2025)
- ROIC, LLC: /s/ Jason E. Moment, Managing Member (05/06/2025)
- Route One Investment Company, L.P.: /s/ Jason E. Moment, Managing Member (05/05/2025)
- Route One Offshore Master Fund, L.P.: /s/ Jason E. Moment, Managing Member of the General Partner, Route One Investment Company, LLC (05/06/2025)
- William F. Duhamel, Jr.: /s/ William F. Duhamel, Jr., Reporting person (05/06/2025)
- Jason E. Moment: /s/ Jason E. Moment, Reporting Person (05/05/2025)